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                           May 28, 2020

       Joseph Furnari
       Chief Executive Officer
       HyreCar Inc.
       355 South Grand Avenue, Suite 1650
       Los Angeles, CA 90071

                                                        Re: HyreCar Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 20, 2020
                                                            File No. 333-238534

       Dear Mr. Furnari:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Richard Friedman, Esq.